ZEISS CARL ZEISS MEDITEC

RECEIVED

2007 OCT 26 P 1:41

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com


07027560

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2007-10-18

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press Release	2007-10-16

Best regards,

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG Investor Day – Continued Growth Built on Innovative Products

(Jena, 16 October 2007) Carl Zeiss Meditec AG (ISIN DE0005313704) made a presentation yesterday (Monday) during its Investor Day in Munich before institutional investors and analysts from throughout Europe. The managers of the Strategic Business Units (SBUs) Surgical Ophthalmology, Ophthalmic Systems and Neuro/ENT Surgery outlined their respective departments' strategies and challenges, to offer a closer insight into the individual areas of the company. The medical technology provider, which is listed on the TecDAX of the German Stock Exchange, also gave an overview of its many innovative products.

The new Cirrus™ HD-OCT device system and the OPMI Pentero operation microscope aroused particular interest. The Cirrus HD-OCT complements the OCT (Optical Coherence Tomography) product family and offers, thanks to the outstanding ZEISS optics, faster and higher-resolution cross-sectional images of the retina with remarkable image quality. The OPMI Pentero for neuro- and spinal surgery combines basic requirements with considerable additional benefits, such as intraoperative diagnostics, for instance. This allows doctors to treat blood vessel diseases even more effectively and with even greater confidence.

The company also presented its IOL portfolio, which has expanded thanks to the acquisition of Acri.Tec AG, to its investors. Following the acquisition of Acri.Tec AG at the beginning of October 2007, Carl Zeiss Meditec AG has an outstanding product portfolio in the rapidly-growing market segment of ophthalmology. It now covers the entire spectrum in the area of intraocular lenses and ranges from simple, mono-focal intraocular lenses for the treatment of cataracts to technically demanding multi-focal and micro-incision lenses for refractive surgery.

Another highlight of the Investor Day was the live demonstration of the new femtosecond laser VisuMax™ during an eye operation. This laser is used for the correction of vision defects.

Press Release



CARL ZEISS MEDITEC

"Overall, our goal was to give participants a better insight into our positioning as an integrated medical technology company", said Ulrich Krauss, CEO and President of Carl Zeiss Meditec AG. "We wanted to present our individual growth drivers in the SBUs Surgical Ophthalmology, Ophthalmological Systems and Neuro/ENT Surgery in a clear and tangible way. The discussion this prompted following the presentations showed us that this mission was successfully accomplished."

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Press Release


ZEISS

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END